SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files on

September 26, 2014

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Commission File Number: 0-29374

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .........X........ Form 40-F.............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .......

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-195435 and 333-136811) OF EDAP TMS S.A. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Explanatory Note

Operating and Financial Review and Prospects and Unaudited Consolidated Interim Financial Statements for the six months ended and as of June 30, 2014

The following discussion of our results of operations and liquidity and capital resources for the six months ended June 30, 2014 is based on, and should be read in conjunction with the unaudited consolidated interim financial statements and the notes thereto included in this report on Form 6-K. The unaudited consolidated interim financial statements have been prepared in accordance with U.S. GAAP and refer to the new topic-based FASB Accounting Standards Codification (“ASC”).

The financial data included in this report has been prepared by, and is the responsibility of, EDAP TMS’s management. PricewaterhouseCoopers Audit has not audited, reviewed, compiled or performed any procedures with respect to the accompanying financial data.  Accordingly, PricewaterhouseCoopers Audit does not express an opinion or any other form of assurance with respect thereto.

The unaudited consolidated interim financial statements filed in this report on Form 6-K supplements the unaudited financial information furnished on Form 6-K on August 28, 2014.

Operating and Financial Review and Prospects for the six months ended and as of June 30, 2014

Operating Results

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

	Six months ended	Six months ended
(in millions of euros)	June 30, 2014	June 30, 2013

Total revenues	13,4	10,4
Total net sales	13,4	10,4
Of which HIFU	4,8	2,3
Of which UDS	8,6	8,1
Total cost of sales	(8,0)	(6,6)
Gross profit	5,4	3,8
Gross profit as a percentage of total net sales	40.1%	36.7%
Total operating expenses	(6,4)	(6,5)
Loss from operations	(1,0)	(2,6)
Net income (loss)	(4,4)	(4,1)

Total  revenues

Our total revenues increased 28.5% from €10.4 million in the first half of 2013 to €13.4 million in the first half of 2014, principally due to increased HIFU equipment sales.

UDS division. The UDS division’s total revenues increased 6.6% from €8.1 million in the first half of 2013 to €8.6 million in the first half of 2014.

The UDS division’s net sales of medical devices increased 5.1% from €4.3 million in the first half of 2013 to €4.5 million in the first half of 2014 with 21 lithotripsy devices sold in the first half of 2014 compared to 18 lithotripsy devices sold in the first half of 2013.

Net sales of UDS-related consumables, spare parts, supplies, leasing and services increased 8.3% from €3.8 million in the first half of 2013 to €4.1 million in the first half of 2014.

HIFU division. The HIFU division’s total revenues increased 104% to €4.8 million in the first half of 2014 as compared to €2.4 million in the first half of 2013.

The HIFU division’s net sales of medical devices increased 614% to €2.8 million in the first half of 2014, as compared to €0.4 million in the first half of 2013. We sold four Ablatherm units and three Focal One units in the first half of 2014, as compared with one Ablatherm unit in the first half of 2013.

Net sales of HIFU-related consumables, spare parts, supplies, leasing and services were stable at €2.0 million in the first half of 2014 and in the first half of 2013.

Cost of sales.

Cost of sales increased 21.6% from €6.6 million in the first half of 2013 to €8.0 million in the first half of 2014, and represented 59.9% of net sales in the first half of 2014, down from 63.3% of net sales in the first half of 2013.

Operating expenses.

Operating expenses decreased 0.9%, or €61 thousand, from €6.5 million in the first half of 2013 to €6.4 million in the first half of 2014 and included a favorable foreign exchange impact of €195 thousand.

Research and Development expenses, excluding expenses related to the FDA PMA trials, increased €115 thousand, or 12.3% and expenses related to the FDA PMA trials decreased €149 thousand, or 20.8%.

Marketing and Sales expenses decreased €30 thousand, or 1.0%.

General and Administrative expenses increased €4 thousand, or 0.2%.

Operating loss.

As a result of the factors discussed above, we recorded a consolidated operating loss of €1.0 million in the first half of 2014 as compared to a consolidated operating loss of €2.6 million in the first half of 2013.

We realized an operating profit in the HIFU division of €0.8 million in the first half of 2014, a €1.3 million improvement over the operating loss of 0.5 million in the first half of 2013, and an operating loss in the UDS division of €0.5 million in the first half of 2014, as compared to an operating loss of €0.7 million in the first half of 2013.

Financial (expense) income, net.

Financial (expense) income net was an expense of €3.6 million in the first half of 2014, which was mostly comprised of a €3.6 million expense due to fair value adjustments of the outstanding warrants, compared with an expense of €0.6 million in the first half of 2013, including a €0.4 million expense due to the adjustment of the warrants to fair value.

Foreign currency exchange gains (loss), net.

In the first half of 2014, we recorded a net foreign currency exchange gain of €0.2 million, compared to a loss of €0.8 million in the first half of 2013.

Other income (expense), net.

Other income (expense) was an expense of €4 thousand in the first half of 2014 and an income of €1 thousand in the first half of 2013.

Income taxes.

Income tax was an expense of €36 thousand in the first half of 2014, compared to an expense of €61 thousand in the first half of 2013.

Net income (loss).

As a result of the above, we realized a consolidated net loss of €4.4 million in the first half of 2014 compared with a consolidated net loss of €4.1 million in the first half of 2013.

Liquidity and Capital Resources

	Six months ended	Six months ended
(in thousands of euros)	June 30, 2014	June 30, 2013

Net cash used in operating activities	(456)	(2,228)
Net cash used in investing activities	(5,483)	(1,467)
Net cash provided/(used) in financing activities	6,222	1,584
Net effect of exchange rate changes	(161)	412
Net increase/(decrease) in cash and cash equivalents	123	(1,699)
Cash and cash equivalents at the beginning of the period	6,681	7,041
Cash and cash equivalents at the end of the period	6,804	5,342

Total cash and cash equivalents, and short-term investments as of June 30	12,799	7,373

Our cash position as of June 30, 2014 was €12.8 million (including €6.0 million of short-term treasury investments), compared to €7.4 million (including €2.0 million of short-term treasury investments), as of June 30, 2013. We experienced positive cash flows of €0.1 million in the first half of 2014 and negative cash flows of €1.7 million in the first half of 2013.

In 2014, net cash used in operating activities was €0.5 million compared with net cash used in operating activities of €2.2 million in the first half of 2013.

In the first half of 2014, net cash used in operating activities reflected principally:

-	a net loss of €4.4 million;
-
the elimination of €4.2 million of net expenses without an effect on cash, including €0.5 million of depreciation and amortization, €0.1 million of change in long-term provisions and non-cash compensation and €3.6 million due to variation of the fair value of outstanding warrants;

-	a decrease in trade accounts and other receivable of €0.8 million;
-	an increase in inventories of €0.5million;
-	a decrease in payables of €0.9 million;
-	an increase in other current liabilities of €0.4 million.

In the first half of 2013, net cash used in operating activities reflected principally:

-	a net loss of €4.1 million;
-
the elimination of €1.2 million of net expenses without an effect on cash, including €0.4 million of depreciation and amortization, €0.4 million of change in long-term provisions and €0.4 million due to variation of the fair value of financial instruments (debentures and warrants);

-	a decrease in trade accounts receivable of €3.0 million;
-	an increase in inventories of €1.1 million;
-	a decrease in payables of €1.5 million;

-	a decrease in prepaid expenses of €0.1 million; and
-	an increase in other current liabilities of €0.2 million.

In the first half of 2014, net cash used in investing activities was €5.5 million compared with net cash used of €1.5 million in investing activities in the first half of 2013.

Net cash used in investing activities of €5.5 million in the first half of 2014 reflected mainly acquisitions of equipment of €0.1 million, investments of €0.4 million in capitalized assets produced by the Company and acquisitions of short-term treasury investments of €5.0 million.

Net cash used in investing activities of €1.5 million in the first half of 2013 reflected mainly investments of €0.4 million in capitalized assets produced by the Company and acquisitions of short-term treasury investments of €1.0 million.

In the first half of 2014, net cash provided in financing activities was €6.2 million compared with net cash used by financing activities of €1.6 million in the first half of 2013.

In the first half of 2014, these activities reflected principally the €6.4 million net proceeds from the increase in capital related to the June 2014 Private Placement, net proceeds of €0.2 million from new long-term borrowings, repayment of capital lease obligations totaling €0.1 million, and a decrease of €0.2 million in bank overdrafts.

In the first half of 2013, these activities reflected principally the €8.6 million increase in capital related to the May 2013 Private Placement, repayment of the outstanding long term debentures for €6.1 million, repayment of capital lease obligations totaling €0.4 million, and a decrease of €0.5 million in bank overdrafts.

Interim Unaudited Financial Statements for the six months ended and as of June 30, 2014

Index

Consolidated Balance Sheets (Unaudited) as of June 30, 2014 and December 31, 2013	7

Consolidated Statement of Income (Unaudited) for the periods ended June 30, 2014 and 2013	8

Consolidated Statement of Shareholders' Equity (Unaudited) for the period ended June 30, 2014	9

Consolidated Statements of Cash Flows (Unaudited) for the periods ended June 30, 2014 and 2013	10

Notes to Consolidated Interim Financial Statements	11

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of June 30, 2014 (unaudited) and December 31, 2013
(in thousands of euros unless otherwise noted)

ASSETS	Notes	06-30-2014	12-31-2013
Current assets
Cash and cash equivalents	2	6,804	6,681
Current portion of net trade accounts and notes receivable		7,500	7,895
Other receivables		1,664	1,497
Inventories	3	5,127	4,698
Deferred tax assets		45	22
Other assets, current portion		337	331
Short-term investment	2	5,994	1,000
Total current assets		27,473	22,125
Property and equipment, net		1,913	1,655
Intangible assets, net		26	36
Goodwill		2,412	2,412
Deposits and other non-current assets		357	331
Net trade accounts and notes receivable, non-current		404	316
Total assets		32,584	26,874

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts and notes payable		4,537	5,435
Deferred revenues, current portion		1,276	826
Social security and other payroll withholdings taxes		765	760
Employee absences compensation		555	506
Income taxes payable		11	10
Other accrued liabilities		2,030	1,570
Short-term borrowings	4	1,974	2,208
Current portion of capital lease obligations	5	211	184
Current portion of long-term debt	6	125	90
Total current liabilities		11,484	11,589
Deferred revenues, non-current		55	47
Capital lease obligations, non-current	5	384	378
Financial instruments carried at fair value	6	7,007	3,439
Long-term debt, non-current	6	402	239
Other long-term liabilities		1,969	1,897
Total liabilities		21,301	17,589
Shareholders’ equity
Common stock, €0.13 par value; 25,171,198 shares issued and 24,789,670 shares outstanding; 22,171,198 shares issued and 21,789,670 shares outstanding at June 30, 2014 and at December 31, 2013, respectively		3,272	2,882
Additional paid-in capital		57,483	51,385
Retained earnings		(45,016)	(40,590)
Cumulative other comprehensive loss		(3,286)	(3,221)
Treasury stock, at cost; 381,528 shares at June 30, 2014 & at Dec.31, 2013		(1,172)	(1,172)
Total shareholders’ equity		11,283	9,284
Total liabilities and shareholders’ equity		32,584	26,874

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
For the periods ended June 30, 2014 and 2013
(in thousands of euros unless otherwise noted)

	Notes	6 months ended June 30, 2014	6months ended June 30, 2013
Sales of goods		8,756	5,944
Sales of RPPs & leases		2,023	1,970
Sales of spare parts and services		2,618	2,512
Total sales		13,397	10,426
Other revenues		-	3
Total revenues		13,397	10,429

Cost of goods		(5,159)	(3,612)
Cost of RPPs & leases		(1,141)	(1,122)
Cost of spare parts and services		(1,730)	(1,870)
Total cost of sales		(8,030)	(6,604)
Gross profit		5,367	3,825

Research and development expenses		(1,618)	(1,578)
Selling and marketing expenses		(3,064)	(3,094)
General and administrative expenses		(1,732)	(1,802)
Loss from operations		(1,046)	(2,649)

Financial (expense) income, net	8	(3,554)	(612)
Foreign currency exchange gain (loss), net		216	(757)
Other income (expense), net		(4)	1
Income (loss) before taxes		(4,389)	(4,017)
Income tax (expense) benefit		(36)	(61)
Net income (loss)		(4,425)	(4,078)

Basic net earnings (loss) per share		(0.20)	(0.21)
Shares outstanding		22,273,003	19,321,827
Diluted net earnings (loss) per share (1)		(0.20)	(0.21)
Diluted shares outstanding (1)		22,273,003	19,321,827

(1)
Due to the net losses in 2013 and first six months of 2014, the assumed net exercise of stock options/warrants and stock relating to the convertible bonds in this year was excluded, as the effect would have been anti-dilutive.

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the period ended June 30, 2014 (unaudited)
(in thousands of euros unless otherwise noted)

	Number of Shares outstanding	Common Stock	Additional paid-in Capital	Retained Earnings	Cumulative Other Compre- hensive Income (loss)	Treasury Stock	Total
Balance as of December 31, 2013	21,789,670	2,882	51,385	(40,590)	(3,221)	(1,172)	9,284
Net income				(4,425)			(4,425)
Translation adjustment					(65)		(65)
Warrants and stock options granted			105				105
Capital increase	3,000,000	390	5,993				6,383

Balance as of June 30, 2014	24,789,670	3,272	57,483	(45,016)	(3,286)	(1,172)	11,283

EDAP TMS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the periods ended June 30, 2014 and June 30, 2014
(in thousands of euros unless otherwise noted).

	6 months ended June 30, 2014	6 months ended June 30, 2013
Cash flows from operating activities:
Net income (loss)	(4,425)	(4,078)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	467	428
Change in fair value	3,534	363
Other Non-cash compensation	105	208
Change in allowances for doubtful accounts & slow-moving inventories	(100)	106
Change in long-term provisions	86	(79)
Net capital loss on disposals of assets	10	188
Deferred tax expense/(benefit)	(9)	(36)
Operating cash flow	(330)	(2,900)
Increase/Decrease in operating assets and liabilities:
Decrease/(Increase) in trade accounts and notes and other receivables	982	3,303
Decrease/(Increase) in inventories	(469)	(1,051)
Decrease/(Increase) in other assets	(168)	(295)
(Decrease)/Increase in trade accounts and notes payable	(905)	(1,536)
(Decrease)/Increase in accrued expenses, other current liabilities	433	251
Net increase/decrease in operating assets and liabilities	(126)	672
Net cash used in operating activities	(456)	(2,228)
Cash flows from investing activities:
Additions to capitalized assets produced by the Company	(393)	(392)
Net proceeds from sale of leased back assets		133
Acquisitions of property and equipment	(76)	(134)
Acquisitions of intangible assets	(4)
Acquisitions of short term investments	(4,994)	(995)
Net proceeds from sale of assets
Decrease/(Increase) in deposits and guarantees	(16)	(79)
Net cash used in investing activities	(5,483)	(1,467)
Cash flow from financing activities:
Proceeds from capital increase	6,383	5,670
Proceeds from long term borrowings, net of financing costs	242	2,950
Repayment of long term borrowings	(57)	(6,114)
Repayment of obligations under capital leases	(112)	(379)
Increase/(decrease) in bank overdrafts and short-term borrowings	(233)	(543)
Net cash used in financing activities	6,222	1,584

Net effect of exchange rate changes on cash and cash equivalents	(161)	412
Net decrease in cash and cash equivalents	123	(1,699)
Cash and cash equivalents at beginning of year	6,681	7,041
Cash and cash equivalents at end of period	6,804	5,342

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1-1 Nature of operations

EDAP TMS S.A. and its subsidiaries (‘‘the Company’’) are engaged in the development, production, marketing, distribution and maintenance of a portfolio of minimally-invasive medical devices for the treatment of urological diseases. The Company currently produces devices for treating stones of the urinary tract and localized prostate cancer. Net sales consist primarily of direct sales to hospitals and clinics in France and Europe, export sales to third-party distributors and agents, and export sales through subsidiaries based in Germany, Italy, Asia and the United States.

The Company purchases the majority of the components used in its products from a number of suppliers but for some components, relies on a single source. Delay would be caused if the supply of these components or other components was interrupted and these delays could be extended in certain situations where a component substitution may require regulatory approval. Failure to obtain adequate supplies of these components in a timely manner could have a material adverse effect on the Company’s business, financial position and results of operation.

1-2 Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (‘‘U.S. GAAP’’) requires management to make estimates and assumptions, such as business plans, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1-3 Consolidation

The accompanying consolidated financial statements include the accounts of EDAP TMS S.A. and all its domestic and foreign owned subsidiaries, which include EDAP TMS France SAS, EDAP Technomed Inc. (USA), Edap Technomed Sdn Bhd (Malaysia), Edap Technomed Italia S.R.L, EDAP Technomed Co. Ltd (Japan). and EDAP TMS Gmbh (Germany). Edap Technomed Sdn Bhd was incorporated in early 1997. Edap Technomed Co. Ltd. was created in late 1996.  EDAP TMS Gmbh was created in July 2006. EDAP SA, a subsidiary incorporating HIFU activities merged all of its activity into EDAP TMS France SAS in 2008. All intercompany transactions and balances are eliminated in consolidation.

1-4 Revenue recognition

Sales of goods:

For medical device sales with no significant remaining vendor obligation, payments contingent upon customer financing, acceptance criteria that can be subjectively interpreted by the customer, or tied to the use of the device, revenue is recognized when evidence of an arrangement exists, title to the device passes (depending on terms, either upon shipment or delivery), and the customer has the intent and ability to pay in accordance with contract payment terms that are fixed or determinable. For sales in which payment is contingent upon customer financing, acceptance criteria can be subjectively interpreted by the customer, or payment depends on use of the device, revenue is recognized when the contingency is resolved. The Company provides training and provides a minimum of one-year warranty upon installation. The Company accrues for the estimated training and warranty costs at the time of sale. Revenues related to disposables are recognized when goods are delivered.

Sales of RPPs and leases:

Revenues related to the sale of Ablatherm treatments invoiced on a ‘‘Revenue-Per-Procedure’’ (‘‘RPP’’) basis are recognized when the treatment procedure has been completed. Revenues from devices leased to customers under operating leases are recognized on a straight-line basis.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Sales of spare parts and services:

Revenues related to spare parts are recognized when goods are delivered. Maintenance contracts rarely exceed one year and are recognized on a linear basis. Billings or cash receipts in advance of services due under maintenance contracts are recorded as deferred revenue.

1-5 Shipping and handling costs

The Company recognizes revenue from the shipping and handling of its products as a component of revenue. Shipping and handling costs are recorded as a component of cost of sales.

1-6 Cash equivalents and short term investments

Cash equivalents are cash investments which are highly liquid and have initial maturities of 90 days or less.

Cash investments with a maturity higher than 90 days are considered as short-term investments.

1-7 Accounts Receivables

Accounts receivables are stated at cost net of allowances for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provision is made based upon a specific review of all significant outstanding invoices. These estimates are based on our bad debt write-off experience, analysis of credit information, specific identification of probable bad debt based on our collection efforts, aging of accounts receivables and other known factors.

1-8 Inventories

Inventories are valued at the lower of manufacturing cost, which is principally comprised of components and labor costs, or market (net realizable value). Cost is determined on a first-in, first-out basis for components and spare parts and by specific identification for finished goods (medical devices). The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow moving, first based on a detailed comparison between quantity in inventory and historical consumption and then based on case-by-case analysis of the difference between the cost of inventory and the related estimated market value.

1-9 Property and equipment

Property and equipment is stated at historical cost. Depreciation and amortization of property and equipment are calculated using the straight-line method over the estimated useful life of the related assets, as follows:

Leasehold improvements	10 years or lease term if shorter
Equipment	3-10 years
Furniture, fixtures, fittings and other	2-10 years

Equipment includes industrial equipment and research equipment that has alternative future uses. Equipment also includes devices that are manufactured by the Company and leased to customers through operating leases related to Revenue-Per-Procedure transactions and devices subject to sale and leaseback transactions. This equipment is depreciated over a period of seven years.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-10 Long-lived assets

The Company reviews the carrying value of its long-lived assets, including fixed assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the assets (or the Group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the future net undiscounted cash flows is less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the assets, when the quoted market prices are not available for the long-lived assets. Estimated future cash flows are based on assumptions and are subject to risk and uncertainty.

1-11 Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is not amortized but instead tested annually for impairment or more frequently when events or change in circumstances indicate that the assets might be impaired by comparing the carrying value to the fair value of the reporting units to which it is assigned. Under ASC 350, “Goodwill and other intangible assets”, the impairment test is performed in two steps. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting units goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. For the purpose of any impairment test, the Company relies upon projections of future undiscounted cash flows and takes into account assumptions regarding the evolution of the market and its ability to successfully develop and commercialize its products.

Changes in market conditions could have a major impact on the valuation of these assets and could result in additional impairment losses.

Intangible assets consist primarily of purchased patents relating to lithotripters, purchased licenses, a purchased trade name and a purchased trademark. The basis for valuation of these assets is their historical acquisition cost. Amortization of intangible assets is calculated by the straight-line method over the shorter of the contractual or estimated useful life of the assets, as follows:

Patents	5 years
Licenses	5 years
Trade name and trademark	7 years

1-12  Treasury Stocks

Treasury stock purchases are accounted for at cost. The sale of treasury stocks is accounted for using the first in first out method. Gains on the sale or retirement of treasury stocks are accounted for as additional paid-in capital whereas losses on the sale or retirement of treasury stock are recorded as additional paid-in capital to the extent that previous net gains from sale or retirement of treasury stocks are included therein; otherwise the losses shall be recorded to accumulated benefit (deficit) account. Gains or losses from the sale or retirement of treasury stock do not affect reported results of operations.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-13 Warranty expenses

The Company provides customers with a warranty for each product sold and accrues warranty expense at time of sale based upon historical claims experience. Standard warranty period may vary from 1 year to 5 years depending on the market. Actual warranty costs incurred are charged against the accrual when paid and are classified in cost of sales in the statement of income.

1-14 Income taxes

The Company accounts for income taxes in accordance with ASC 740, ‘‘Accounting for Income Taxes’’ Under ASC 740, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion, or all of the deferred tax assets, will not be realized. In accordance with ASC740, no provision has been made for income or withholding taxes on undistributed earnings of foreign subsidiaries, such undistributed earnings being permanently reinvested.

As of January 1, 2007, the Company adopted FIN48 (now ASC 740) "Accounting for uncertainty in income tax". Under ASC740, the measurement of a tax position that meets the more-likely-that-not recognition threshold must take into consideration the amounts and probabilities of the outcomes that could be realized upon ultimate settlement using the facts, circumstances and information available at the reporting date.

1-15 Research and development costs

Research and development costs are recorded as an expense in the period in which they are incurred. The French government provides tax credits to companies for innovative research and development. This tax credit is calculated based on a percentage of eligible research and development costs and it can be refundable in cash and is not contingent on future taxable income. As such, the Company considers the research tax credits as a grant, offsetting operating expenses.

1-16 Advertising costs

Advertising costs are recorded as an expense in the period in which they are incurred.

1-17 Foreign currency translation and transactions

Translation of the financial statements of consolidated companies

The reporting currency of EDAP TMS S.A. for all years presented is the euro (€).  The functional currency of each subsidiary is its local currency. In accordance with ASC 830, all accounts in the financial statements are translated into euro from the functional currency at exchange rate as follows:

•	assets and liabilities are translated at year-end exchange rates;

•	shareholders’ equity is translated at historical exchange rates (as of the date of contribution);

•	statement of income items are translated at average exchange rates for the year; and

•	translation gains and losses are recorded in a separate component of shareholders’ equity.

Foreign currencies transactions

Transactions involving foreign currencies are translated into the functional currency using the exchange rate prevailing at the time of the transactions. Receivables and payables denominated in foreign currencies are translated at year-end exchange rates. The resulting unrealized exchange gains and losses are carried to the statement of income.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-18 Earnings per share

Basic earnings per share are computed by dividing income available to common shareholders by the number of shares of common stock outstanding for the period. Diluted earnings per share reflects potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The dilutive effects of the Company’s common stock options and warrants is determined using the treasury stock method to measure the number of shares that are assumed to have been repurchased using the average market price during the period, which is converted from U.S. dollars at the average exchange rate for the period.

1-19 Derivative instruments

ASC 815 requires the Company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must classify the hedging instrument, based upon the exposure being hedged, as fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Gains and losses from derivative instruments are recorded in the income statement.

1-20 Employee stock option plans

At June 30, 2014, the Company had three stock-based employee compensation plans. The Company adopted ASC 718, “Share-Based Payment”, effective January 1, 2006. ASC 718 requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss).

The fair value of each stock option granted over the period is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	06-30-2014	12-31-2013
Weighted-average expected life (years)	-	6.25
Expected volatility rates	-	71%
Expected dividend yield	-	-
Risk-free interest rate	-	1.35%
Weighted-average exercise price (€)	-	1.91
Weighted-average fair value of options granted during the year (€)	-	1.32

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

1-21 Debentures and Warrants

Debentures

On October 29, 2007, the Company issued $20 million in aggregate principal amount of non-secured, convertible debentures due October 29, 2012 (the ‘2007 Convertible Debentures’) with detachable warrants (the ‘2007 Warrants’). See Note 14 of the 2013 Annual Report on Form 20-F for further discussion. At the inception date, the Company elected to measure the instrument and the embedded derivatives in their entirety at fair value, with changes in fair value reported in the income statement under financial income, in accordance with ASC 815. Thus, the convertible debentures together with their embedded derivatives were recorded as a liability, with subsequent changes in fair value recorded in financial income and expenses. The Company used a binomial valuation model to measure the fair value of the Investor Warrants as defined below and a binomial valuation model with a Company specific credit spread to measure the fair value of the convertible debentures.

On January 19, 2012, the Company entered into a privately negotiated Exchange Agreement with all holders of the then outstanding 2007 Convertible Debentures and 2007 Warrants.  Pursuant to the terms of the Exchange Agreement, certain holders agreed to exchange their outstanding securities for newly issued ordinary shares and an amount in cash (the ‘Option A Holders’), while all other holders (the ‘Option B Holders’) agreed to exchange their outstanding securities for new, non-convertible debentures due June 30, 2014 (the ‘2012 Non-convertible Debentures’) and new warrants (the ‘2012 Exchange Offer Warrants’). The Company closed the Exchange on January 25, 2012. The 2012 Non-convertible Debentures were recorded as a liability at their fair value at inception and subsequently valued on an amortized cost basis with changes recorded as a financial expense. The 2012 Exchange Offer Warrants were recorded as equity instruments and the Company used a Black-Scholes pricing model to determine their value at inception. On June 14, 2013, the Company fully redeemed its outstanding non-convertible Debentures. See Note 6, 7 and 8 for further discussion.

Warrants:

The 2007 Warrants were issued to both the investors in the 2007 Convertible Debentures and to the bank that assisted the Company as the Placement Agent. See Note 14 of the 2013 Annual Report on Form 20-F for further discussion. The warrants issued to the investors in the convertible debentures (“The 2007 Investor Warrants”) and the Placement Agent (“The 2007 Placement Agent Warrants”) were evaluated at issuance under FASB ASC 480-10-25, and ASC 815-40-15 and ASC 815-40-25 (formerly EITF 07-5 and 00-19, respectively) as freestanding instruments, as they were both legally detachable and separately exercisable from any other instruments. Based on this analysis, the 2007 Warrants were classified as a derivative liability because the Company may have been required to pay a net-cash settlement upon the occurrence of certain events outside the control of the company. Specifically, Section 3(e) (Certain Adjustments-Fundamental Transaction) of the 2007 Warrants provided that under certain circumstances outside the control of the Company, the Company might be required, at the Holder’s election, to pay an amount of cash equal to the value of the warrant  as determined in accordance with the Black-Scholes option pricing model. As a result, the 2007 Warrants did not qualify for the a scope exception from derivative accounting under ASC 815-10-15-74(a) as it was not always within the Company’s control to settle the contract in its own shares and therefore did not meet the guidance of ASC 815-40-25.

The valuation model of the 2007 Investor Warrants used a binomial valuation model at inception to capture the complexity of the instruments. For subsequent years, the Company used a Black-Scholes valuation model with changes in fair value recorded as a financial expense or income. At December 31, 2012, all the 2007 Placement Agent Warrants had been exchanged against ADRs.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

The 2012 Exchange Offer Warrants were issued to Option B Holders as part of the January 19, 2012 Exchange Agreement, closed on January 25, 2012. The Warrants (also legally detachable and separately exercisable) do not provide for any net cash settlement in any circumstances. Specifically, the ‘Black- Scholes’ cash settlement provision has been eliminated in Section 3(e) of the 2012 Exchange Offer Warrants. Considering this and all the other relevant features of the 2012 Exchange Offer Warrants, the Company determined that the Warrants, which require settlement in shares, should be recognized as equity instruments. More specifically, the shares underlying the 2012 Exchange Offer Warrants were a fixed number of shares that were not redeemable outside of the Company’s control, and therefore the guidance of ASC 480-10-25 did not apply. Further, the 2012 Exchange Offer Warrants qualified for a scope exception from derivative accounting under ASC 815-10-15-74(a) as the New Warrants are both indexed to the Company’s own stock and can be classified in stockholders’ equity in the statement of financial position. See Note 7.6 for further discussion.

The Company used the Black-Scholes pricing model to value the 2012 Exchange Offer Warrants at inception.

On March 28, 2012, pursuant to a securities purchase agreement dated March 22, 2012, as amended, the Company issued new ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “March 2012 Placement”) with warrants attached (the “March 2012 Investor Warrants”).  The Company also issued warrants to the placement agent, Rodman & Renshaw LLC (the “March 2012 Placement Agent Warrants” and together with the March 2012 Investor Warrants, the “March 2012 Warrants”). The Company has accounted for the March 2012 Warrants as a liability and reflected this analysis in the Company’s financial statements filed for the year 2012.

The Company used the Black-Scholes pricing model to value the March 2012 Warrants at inception, with changes in fair value recorded as a financial expense or income.

On May 28, 2013, pursuant to a securities purchase agreement dated May 20, 2013, as amended, the Company issued new ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “May 2013 Placement”) with warrants attached (the “May 2013 Investor Warrants”).  The Company also issued warrants to the placement agent, H.C. Wainwright & Co., LLC (the “May 2013 Placement Agent Warrants” and together with the May 2013 Investor Warrants, the “May 2013 Warrants”).  As the May 2013 Warrants comprised the same structure and provisions than the March 2012 Warrants, including an exercise price determined in U.S. dollars while the functional currency of the Company is the Euro, the Company determined that the May 2013 Warrants should be accounted for as a liability.

The Company used the Black-Scholes pricing model to value the May 2013 Warrants at inception, with changes in fair value recorded as a financial expense or income.

1-22 Leases and Sales and leaseback transactions

In accordance with ASC 840, Accounting for Leases, the Company classifies all leases at the inception date as either a capital lease or an operating lease. A lease is a capital lease if it meets any one of the following criteria; otherwise, it is an operating lease:

-	Ownership is transferred to the lessee by the end of the lease term;
-	The lease contains a bargain purchase option;
-	The lease term is at least 75% of the property's estimated remaining economic life;
-	The present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.

The Company enters into sale and leaseback transactions from time to time. In accordance with ASC 840, any profit or loss on the sale is deferred and amortized prospectively over the term of the lease, in proportion to the leased asset if a capital lease, or in proportion to the related gross rental charged to expense over the lease term, if an operating lease.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

2—CASH, CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash and cash equivalents and short terms investments are comprised of the following:

	06-30-2014	12-31-2013
Total cash and cash equivalents	6,804	6,681
Short term investments	5,994	1,000
Total cash and cash equivalent and short term investments	12,799	7,681

Short term investments are comprised of money market funds. The aggregate fair value of the short term investments is consistent with their book value.

3—INVENTORIES

Inventories consist of the following:

	06-30-2014	12-31-2013
Components, spare parts	3,564	3,650
Work-in-progress	1,125	876
Finished goods	1,180	910
Total gross inventories	5,869	5,436
Less: provision for slow-moving inventory	(742)	(737)
Total	5,127	4,698

4—SHORT-TERM BORROWINGS

As of June 30, 2014, short-term borrowings consist mainly of €972 thousand of account receivables factored and for which the Company is supporting the risk of non-collection and loans in euros amounting to €1,000 thousand with the following conditions:

‘000 Euros	Amount	Maturation	Interest rate
EDAP-TMS France SAS	1,000	October 21, 2014	Euribor + 0,5%

As of June 30, 2013, short-term borrowings consist mainly of €550 thousand of account receivables factored and for which the Company is supporting the risk of non-collection and loans in euros amounting to €1,000 thousand with the following conditions:

‘000 Euros	Amount	Maturation	Interest rate
EDAP-TMS France SAS	1,000	October 19, 2013	Euribor + 0,5%

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

5—CAPITAL LEASE OBLIGATIONS

The Company leases certain of its equipment under capital leases. At June 30, 2014, this equipment consists mainly of medical devices for an amount of €326 thousand and vehicles for an amount of €269 thousand.

6— LONG TERM DEBT, AND FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE

6-1 Long-term debt:

	06-30-2014	12-31-2013
Japanese yen term loan	279	393
Italy term loan	242	62
Malaysia term loan	6	9
Total long term debt	527	464
Less current portion	(125)	(152)
Total long-term portion	402	312

As of December 31, 2013 and June 30, 2014, long-term debt in Japan consists of 3 loans in Yen with the following conditions:

	Amount	Maturation	Interest rate
EDAP Technomed Co. Ltd	10,000,000	March 31, 2015	0.10%
	55,000,000	June 30, 2018	1.80%
	10,000,000	June 30, 2018	0.10%

As of December 31, 2013, long-term debt in Italy consists of a loan in euro amounting to €404 thousand with an interest rate at Euribor + 1.9% due to mature on February 28, 2014.

As of June 30, 2014, long-term debt in Italy consists of a loan in euro amounting to €242 thousand with an interest rate at Euribor 1 month + 4.5% due to mature on June 6, 2019.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

6-2 Financial instruments carried at fair value:

	06-30-2014	12-31-2013
Investor Warrants	6,378	3,150
Placement Agent Warrants	629	289
Total	7,007	3,439
Less current portion	-	-
Total long-term portion	7,007	3,439

On March 28, 2012, pursuant to a securities purchase agreement dated March 22, 2012, as amended, the Company issued 2,812,500 ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “March 2012 Placement”), at a price of $2.00 per share, with warrants attached (the “March 2012 Investor Warrants”). The March 2012 Investor Warrants allow investors to purchase up to 1,406,250 shares in the form of ADSs at an exercise price of $2.75. The March 2012 Investor Warrants are exercisable immediately and expire on March 28, 2017. The Company also issued warrants to purchase up to 168,750 shares in the form of ADSs to the placement agent, Rodman & Renshaw LLC, with an exercise price of $2.50 (the “March 2012 Placement Agent Warrants” and together with the Investor Warrants, the “March 2012 Warrants”).  The March 2012 Placement Agent Warrants are exercisable from September 24, 2012 and expire on October 21, 2016. Total gross proceeds for the placement amounted to $5.625 million (€ 4.214 million) out of which $2.429 million (€1.821 million) allocated to the Investor and Placement Agent Warrants based on their fair value and accounted for as liability, and the remaining $3.196 million (€2.393 million) allocated to the share capital increase.

The form of the securities purchase agreement and the form of Investor Warrant were furnished to the SEC on our report on Form 6-K dated March 28, 2012.

The Company determined that the March 2012 Warrants to purchase up to 1,575,000 new ordinary shares of the Company (1,406,250 shares underlying the March 2012 Investor Warrants and 168,750 shares underlying the March 2012 Placement Agent Warrants) should be accounted for as a liability.

On February 26, 2013, 8,750 out of the 1,406,250 March 2012 Investors Warrants were exercised.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

On May 28, 2013, pursuant to a securities purchase agreement dated May 20, 2013, as amended, the Company issued 3,000,000 ordinary shares in the form of ADSs to selected institutional investors in a registered direct placement (the “May 2013 Placement”), at a price of $4.00 per share, with warrants attached (the “May 2013 Investor Warrants”). The May 2013 Investor Warrants allow investors to purchase up to 1,500,000 shares in the form of ADSs at an exercise price of $4.25. The May 2013 Investor Warrants are exercisable from November 29, 2013 and expire on November 29, 2018. The Company also issued warrants to purchase up to 180,000 shares in the form of ADSs to the placement agent, H.C. Wainwright & Co., LLC, with an exercise price of $5.00 per share (the “May 2013 Placement Agent Warrants” and together with the Investor Warrants, the “May 2013 Warrants”).  The May 2013 Placement Agent Warrants are exercisable from November 29, 2013 and expire on May 28, 2016. As the May 2013 Warrants comprised the same structure and provisions than the March 2012 Warrants, including an exercise price determined in U.S. dollars while the functional currency of the Company is the Euro, the Company determined that the May 2013 Warrants should be accounted for as a liability. Total gross proceeds for the placement amounted to $12.0 million (€ 9.270 million), out of which $3.817 million (€2.950 million) allocated to the Investor and Placement Agent Warrants based on their fair value and accounted for as liability, and the remaining $8.183 million (€6.320 million) allocated to the share capital increase. The form of the securities purchase agreement and the form of Investor Warrant were furnished to the SEC on our report on Form 6-K dated May 28, 2013.

The Company used the Black-Scholes pricing model to value the May 2013 Warrants at inception, with changes in fair value recorded as a financial expense or income.

Fair Value of  the March 2012 Investor Warrants:

The valuation model of the Investor Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $1.95
-	Strike price of warrants: $2.75
-	Risk free interest rate at 5 years: 1.05%
-	Share price volatility: 120%
-	Dividend rates: 0%

As of December 31, 2013, the Black-Scholes valuation model used the following main assumptions and parameters:
-	Share price at closing date: $2.95
-	Strike price of warrants: $2.75
-	Risk free interest rate at 5 years: 0.9%
-	Share price volatility: 72%
-	Dividend rates: 0%

As of June 30, 2014, the Black-Scholes valuation model used the following main assumptions and parameters:
-	Share price at closing date: $4.98
-	Strike price of warrants: $2.75
-	Risk free interest rate at 5 years: 0.78%
-	Share price volatility: 72%
-	Dividend rates: 0%

On that basis, the unit fair value of the Investor Warrants was $1.55 per warrant at inception date, $1.50 per warrant as of December 31, 2013, and $3.06 per warrant as of June 30, 2014. The total fair value for the issued Investor warrants was $2.173 million at inception date, $2.100 million as of December 31, 2013 and $4,275 million as of June 30, 2014.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

Fair Value of  the March 2012 Placement Agent Warrants:

The valuation model of the Placement Agent Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:
-	Share price at closing date: $1.95
-	Strike price of warrants: $2.5
-	Risk free interest rate at 4.5 years: 0.92%
-	Share price volatility: 120%
-	Dividend rates: 0%

As of December 31, 2013, the Black-Scholes valuation model used the following main assumptions and parameters:
-	Share price at closing date: $2.95
-	Strike price of warrants: $2.5
-	Risk free interest rate at 4.5 years: 0.68%
-	Share price volatility: 72%
-	Dividend rates: 0%

As of June 30, 2014, the Black-Scholes valuation model used the following main assumptions and parameters:
-	Share price at closing date: $4.98
-	Strike price of warrants: $2.5
-	Risk free interest rate at 4.5 years: 0.57%
-	Share price volatility: 72%
-	Dividend rates: 0%

On that basis, the unit fair value of the Placement Agent Warrants was $1.52 per warrant at inception date, $1.48 per warrant as of December 31, 2013, and $3.06 per warrant as of June 30, 2014. The total fair value for the issued Placement Agent warrants was $0.256 million at inception date, $0.250 million as of December 31, 2013, and $0.516 million as of June 30, 2014.

Fair Value of  the May 2013 Investor Warrants:

The valuation model of the Investor Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:
-	Share price at closing date: $3.96
-	Strike price of warrants: $4.25
-	Risk free interest rate at 5.5 years: 1.07%
-	Share price volatility: 71%
-	Dividend rates: 0%

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

As of December 31, 2013, the Black-Scholes valuation model used the following main assumptions and parameters:
-	Share price at closing date: $2.95
-	Strike price of warrants: $4.25
-	Risk free interest rate at 5.5 years: 1.71%
-	Share price volatility: 71%
-	Dividend rates: 0%

As of June 30, 2014, the Black-Scholes valuation model used the following main assumptions and parameters:
-	Share price at closing date: $4.98
-	Strike price of warrants: $4.25
-	Risk free interest rate at 5.5 years: 1.41%
-	Share price volatility: 71%
-	Dividend rates: 0%

On that basis, the unit fair value of the Investor Warrants was $2.35 per warrant at inception date, $1.50 per warrant as of December 31, 2013 and $2.96 per warrant as of June 30, 2014. The total fair value for the issued Investor warrants was $3.525 million at inception date, $2.245 million as of December 31, 2013 and $4.436 million as of June 30, 2014.

Fair Value of  the May 2013 Placement Agent Warrants:

The valuation model of the Placement Agent Warrants uses a Black-Scholes model.

At inception date, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $3.96
-	Strike price of warrants: $5.00
-	Risk free interest rate at 3 years: 0.36%
-	Share price volatility: 72%
-	Dividend rates: 0%

As of December 31, 2013, the Black-Scholes valuation model used the following main assumptions and parameters:
-	Share price at closing date: $2.95
-	Strike price of warrants: $5.00
-	Risk free interest rate at 3 years: 0.55%
-	Share price volatility: 72%
-	Dividend rates: 0%

As of June 30, 2014, the Black-Scholes valuation model used the following main assumptions and parameters:
-	Share price at closing date: $4.98
-	Strike price of warrants: $5.00
-	Risk free interest rate at 3 years: 0.44%
-	Share price volatility: 72%
-	Dividend rates: 0%

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

On that basis, the unit fair value of the Placement Agent Warrants was $1.62 per warrant at inception date, $0.83 per warrant as of December 31, 2013 and $1.91 per warrant as of June 30, 2014. The total fair value for the issued Placement Agent warrants was $0.292 million at inception date, $0.150 million as of December 31, 2013 and $0.343 million as of June 30, 2014.

 Long-term debt and financial instruments carried at fair value at June 30, 2014 mature as follows:

2014	58
2015	118
2016	745
2017	3,247
2018	3,339
2019	27
Total	7,534

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

7—SHAREHOLDERS’ EQUITY

7-1 Common stock

As of June 30, 2014, EDAP TMS S.A.’s common stock consisted of 25,171,198 issued shares, fully paid, and with a par value of €0.13 each. 24,789,670 of the shares were outstanding.

7-2 Pre-emptive subscription rights

Shareholders have preemptive rights to subscribe on a pro rata basis for additional shares issued by the Company for cash. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

7-3 Dividend rights

Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s by-laws. The Company has not distributed any dividends since its inception.

7-4 Treasury stock

As of June 30, 2014, the 381,528 shares of treasury stock consisted of (i) 331,988 shares acquired between August and December 1998 for €956 thousand and (ii) 49,540 shares acquired in June and July 2001 for €150 thousand. All 381,528 shares of treasury stock have been acquired to cover outstanding stock options (see Note 7-5).

7-5 Stock-option plans

As of June 30, 2014, the 381,528 ordinary shares held as treasury stock were dedicated to serve stock purchase option plans as follows: 174,100 shares which may be purchased at a price of €2.38 per share pursuant to the exercise of options that were granted on June 25, 2010.

As of June 30 2014, the Company sponsored three stock purchase and subscription option plans:

On May 22, 2007, the shareholders of the Company authorized the Board of Directors to grant up to 600,000 options to subscribe to 600,000 new Shares. Conforming to this stock option plan, the Board of Directors granted 504,088 options to subscribe to new Shares to certain employees of EDAP TMS on October 29, 2007, and 95,912 options to subscribe to new Shares to certain employees of EDAP TMS on June 25, 2010. Under this plan, a total of 511,250 options to subscribe to new shares were still in force on June 30, 2014.

On June 24, 2010, the shareholders of the Company authorized the Board of Directors to grant up to 229,100 options to purchase up to 229,100 Shares. Conforming to this stock option plan, the Board of Directors granted 229,100 options to purchase Shares to certain employees of EDAP TMS on June 25, 2010. Under this plan, 174,100 options were still in force on June 30, 2014.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

On December 19, 2012, the shareholders authorized the Board of Directors to grant up to 500,000 options to subscribe to 500,000 new shares at a fixed price to be set by the Board of Directors. Conforming to this stock option plan, the Board of Directors granted 500,000 options to subscribe Shares to certain employees of EDAP TMS on January 18, 2013. Under this plan, 500,000 options were still in force on June 30, 2014.

As of June 30, 2014, a summary of stock option activity to purchase or to subscribe to Shares under these plans is as follows:

	June 30, 2014		December 31, 2013		December 31, 2012
	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)	Options	Weighted average exercise price (€)
Outstanding on January 1,	1,310,850	2.70	810,850	3.18	830,025	3.23
Granted	-	-	500,000	1.91
Exercised	-	-	-	-	-	-
Forfeited	(1.500)	3.99	-	-	(15,750)	3.17
Expired	(124,000)	2.60	-	-	(3,425)	2.02
Outstanding at the end of the period	1,185,350	2.71	1,310,850	2.70	810,850	3.18
Exercisable at the end of the period	810,350	3.07	743,347	3.27	675,844	3.38

Shares purchase options available for grant on at end of period	207,428		83,428		83,428

The following table summarizes information about options to purchase Shares already held by the Company as treasury Shares, or to subscribe to new Shares, at June 30, 2014:

	Outstanding options			Exercisable options
Exercise price (€)	Options	Weighted average remaining contractual life	Weighted average exercise price (€)	Options	Weighted average exercise price (€)

3.99	415,338	3.3	3.99	415,338	3.99
2.38	174,100	5.5	2.38	174,100	2.38
1.91	500,000	9.0	1.91	125,000	1.91
1.88	95,912	5.5	1.88	95,912	1.88
1.88 to 3.99	1,185,350	5.8	2.71	810,350	3.07

The Company applies FAS 123R on Share Based Payments and its related interpretations in accounting for its employee stock options.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

7-6 Warrants

On January 25, 2012, pursuant to the Exchange Agreement, we issued warrants (the “2012 Exchange Offer Warrants”)  to purchase 408,691 newly issued ordinary shares, to certain holders of the Debentures, at an exercise price equal to the par value per share. The 2012 Exchange Offer Warrants were exercisable immediately, with an expiration date of January 24, 2022. The fair value of the Exchange Agreement Warrants at inception amounted to €805 thousand.

At inception, the Black-Scholes valuation model used the following main assumptions and parameters:

-	Share price at closing date: $2.59
-	Strike price of warrants: €0.13
-	Risk free interest rate at 10 years: 2.08%
-	Share price volatility: 120%

On that basis, the unit fair value of the 2012 Exchange Offer Warrants was $2.56 per warrant at inception date. The total fair value for the 408,691 issued 2012 Exchange Offer Warrants was $1.047 million at inception date.

On January 16, 2013, the holders exercised in full the 408,691 2012 Exchange Offer Warrants.

8—FINANCIAL INCOME, NET

Interest (expense) income, net consists of the following:

	6 months 2014	6 months 2013
Interest income	12	37
Interest expense	(32)	(1,923)
Changes in fair value of the warrants	(3,534)	1,274
Total	(3,554)	(612)

In 2013, interest expense on the 2012 Non-convertible Debenture amounted to €1,889 thousand, of which €252 thousand for the payment of the 9% interest coupon.

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

9—SEGMENT INFORMATION

In July of fiscal year 2002, the Company announced an organizational realignment that created two operating divisions within the Company. For reporting purposes, this organizational realignment created three reporting segments: the holding company, EDAP TMS S.A. (‘EDAP TMS Corporate’), the High Intensity Focused Ultrasound (‘HIFU’) Division and the Urological Devices and Services (‘UDS’) Division.

In January 2007, the Company announced that a fourth segment was created, named FDA PMA, to report the on the clinical activity pursuing the FDA approval for the Ablatherm.

Segment operating profit or loss are determined in accordance with the same policies as those described in the summary of significant accounting policies except that interest income and expense, current and deferred income taxes, are not allocated to individual segments. A reconciliation of segment operating profit or loss to consolidated net loss is as follows:

	6 months 2014	6 months 2013
Segment operating loss	(1,046)	(2,649)
Interest income, net	(3,554)	(612)
Foreign Currency exchange (losses) gains, net	216	(757)
Other income, net net	(4)	1
Income tax (expense) credit net	(36)	(61)
Consolidated net loss net	(4,425)	(4,078)

A summary of the Company’s operations by business unit is presented below for periods ending June 30, 2014 and 2013:

	HIFU Division	UDS Division	EDAP TMS Corporate	FDA PMA	Total consolidated
6 months 2014
Sales of Goods (incl. consumables)	3,252	5,504	-	-	8,756
Sales of RPPs & Leases,	1,103	920	-	-	2,023
Sales of Spare Parts & Services	433	2,185			2,618
Total Net Sales	4,789	8,608	-	-	13,397
Other Revenues	-	-			-
Total Revenues	4,789	8,608	-	-	13,397
Gross Profit	2,643	2,724	-	-	5,367
Research & Development	(614)	(434)	-	(570)	(1,618)
SG&A + Depreciation	(1,265)	(2,811)	(720)	-	(4,796)
Operating income (loss)	765	(521)	(720)	(570)	(1,046)

EDAP TMS S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS
(in thousands of euros unless otherwise noted, except per share data)

	HIFU Division	UDS Division	EDAP TMS Corporate	FDA PMA	Total consolidated
6 months 2013
Sales of Goods (incl. consumables)	650	5,294	-	-	5,944
Sales of RPPs & Leases,	1,203	766	-	-	1,970
Sales of Spare Parts & Services	495	2,017			2,512
Total Net Sales	2,349	8,077	-	-	10,426
Other Revenues	3	-	-	-	3
Total Revenues	2,352	8,077			10, 429
Gross Profit	1,203	2,623	-	-	3,825
Research & Development	(572)	(363)	-	(645)	(1,578)
SG&A + Depreciation	(1,145)	(2,914)	(761)	(74)	(4,896)
Operating income (loss)	(514)	(654)	(761)	(719)	(2,649)

10—SUBSEQUENT SIGNIFICANT EVENTS

10.1 – Warrant and option exercises

In July 2014, following warrant and option exercises, 75,750 new shares were issued to 2012 warrant holders and 2007 option holders, hence increasing the capital of the Company by €9,847.50.

10.2 – FDA Advisory Committee

On July 30, 2014, the FDA Advisory Committee convened to review the Ablatherm-HIFU PMA file and issued negative recommendations to the use of Ablatherm-HIFU for the treatment of early stage, localized prostate cancer. Since that date, the Company maintains continuous dialogue with the FDA on the approval process of Ablatherm-HIFU.

Following the negative recommendations from the FDA Advisory Committee, two civil lawsuits were filed in August 2014 against the Company, as well as the C.E.O. and the C.F.O. of the Company. The Company, the C.E.O. and the C.F.O. strongly denied any allegation of wrongdoing, indicated that insurance was in place to cover such situation and that they will vigorously defend against such lawsuits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2014
EDAP TMS S.A.

/S/  ERIC SOYER
ERIC SOYER
CHIEF FINANCIAL OFFICER